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Exhibit 99.2

YANDEX N.V.
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles ("RUR") and U.S. dollars ("$"), except share and per share data)

	As of
	Notes	December 31, 2012	September 30, 2013	September 30, 2013
		RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	6	7,425	11,382	351.9
Marketable securities	9	76	79	2.4
Term deposits		4,629	470	14.5
Accounts receivable, net	7	1,767	2,286	70.7
Prepaid expenses		597	666	20.7
Assets held for sale	5	2,024	—	—
Deferred tax assets		456	580	17.9
Other current assets	8	1,217	1,080	33.4

Total current assets		18,191	16,543	511.5
Property and equipment, net	12	8,095	8,970	277.3
Intangible assets, net	13	323	275	8.5
Goodwill		750	770	23.8
Long-term prepaid expenses		695	759	23.5
Restricted cash	6	214	93	2.9
Term deposits		10,330	17,330	535.8
Investments in non-marketable equity securities	9	500	1,232	38.1
Investments in debt securities	9	4,810	2,589	80.0
Deferred tax assets		35	137	4.2
Other non-current assets	8	342	1,444	44.6

TOTAL ASSETS		44,285	50,142	1,550.2

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	14	2,513	3,323	102.7
Taxes payable		1,455	1,160	35.9
Deferred revenue		1,092	1,292	39.9
Liabilities related to assets held for sale	5	1,619	—	—
Deferred tax liabilities		3	48	1.5

Total current liabilities		6,682	5,823	180.0
Deferred tax liabilities		448	392	12.1
Other accrued liabilities		108	63	2.0

Total liabilities		7,238	6,278	194.1
Commitments and contingencies	15
Shareholders' equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding		—	—	—
Preference shares: €0.01 par value; 2,000,000,001 shares authorized, nil shares issued and outstanding		—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 2,000,000,000 and 2,000,000,000, Class B: 159,494,722 and 102,115,140, and Class C: 159,494,722 and 102,115,140); shares issued (Class A: 202,318,864 and 256,284,925, Class B: 125,441,218 and 73,636,828, and Class C: 27,972,630 and 22,397,438, respectively); shares outstanding (Class A: 202,318,864 and 252,215,907, Class B: 125,441,218 and 73,636,828, and Class C: nil)		445	245	7.6
Treasury shares at cost (Class A: nil and 4,069,018, and Class B: nil and nil)		—	(3,883)	(120.0)
Additional paid-in capital		13,617	13,461	416.2
Accumulated other comprehensive income	4	961	1,888	58.2
Retained earnings		22,024	32,153	994.1

Total shareholders' equity		37,047	43,864	1,356.1

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		44,285	50,142	1,550.2

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Three months ended September 30,			Nine months ended September 30,
	Notes	2012	2013	2013	2012	2013	2013
		RUR	RUR	$	RUR	RUR	$
Revenues	17	7,273	10,218	315.9	19,948	27,416	847.6
Operating costs and expenses:
Cost of revenues(1)		1,845	2,931	90.6	5,112	7,065	218.4
Product development(1)		1,034	1,467	45.4	3,159	4,176	129.1
Sales, general and administrative(1)		1,117	1,661	51.3	3,239	4,554	140.8
Depreciation and amortization		734	914	28.3	2,091	2,705	83.6

Total operating costs and expenses		4,730	6,973	215.6	13,601	18,500	571.9

Income from operations		2,543	3,245	100.3	6,347	8,916	275.7
Interest income		268	483	14.9	669	1,303	40.3
Other income, net		147	2,022	62.6	76	2,065	63.8

Net income before income taxes		2,958	5,750	177.8	7,092	12,284	379.8
Provision for income taxes		667	783	24.2	1,560	2,156	66.7

Net income		2,291	4,967	153.6	5,532	10,128	313.1

Net income per Class A and Class B share:
Basic	3	7.01	15.22	0.47	16.98	30.94	0.96

Diluted	3	6.82	14.88	0.46	16.50	30.20	0.93

Weighted average number of Class A and Class B shares outstanding
Basic	3	326,705,954	326,292,219	326,292,219	325,774,183	327,305,297	327,305,297
Diluted	3	335,732,348	333,719,636	333,719,636	335,327,826	335,342,605	335,342,605

(1)
These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	7	20	0.6	19	43	1.3
Product development	59	134	4.1	151	307	9.5
Sales, general and administrative	40	75	2.3	91	181	5.6

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Three months ended September 30,			Nine months ended September 30,
	Notes	2012	2013	2013	2012	2013	2013
		RUR	RUR	$	RUR	RUR	$
Net income		2,291	4,967	153.6	5,532	10,128	313.1
Other comprehensive income/ (loss):
Foreign currency translation adjustment, net of tax, nil	4	(942)	(81)	(2.5)	(607)	927	28.7

Total other comprehensive income/ (loss)		(942)	(81)	(2.5)	(607)	927	28.7

Total comprehensive income		1,349	4,886	151.1	4,925	11,055	341.8

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Nine months ended September 30,
	Notes	2012	2013	2013
		RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		5,532	10,128	313.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment		2,022	2,639	81.6
Amortization of acquisition-related intangible assets		69	66	2.0
Share-based compensation expense		261	531	16.4
Deferred income taxes		111	(255)	(7.9)
Foreign exchange losses/(gains)		74	(40)	(1.2)
Gain from sale of equity securities		(234)	(2,137)	(66.1)
Other		75	(22)	(0.6)
Changes in operating assets and liabilities excluding the effect of acquisitions and disposals:
Accounts receivable, net		(195)	(516)	(16.0)
Prepaid expenses and other assets		(839)	(877)	(27.1)
Accounts payable and accrued liabilities		755	275	8.5
Deferred revenue		28	195	6.0
Assets held for sale		(105)	(156)	(4.8)
Liabilities related to assets held for sale		122	86	2.6

Net cash provided by operating activities		7,676	9,917	306.5

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment		(2,984)	(3,271)	(101.1)
Investments in non-marketable equity securities		—	(2)	(0.1)
Proceeds from sale of equity securities	5	174	2,023	62.6
Proceeds from maturity of debt securities		715	2,301	71.1
Investments in term deposits		(10,235)	(11,450)	(354.0)
Maturities of term deposits		3,724	8,670	268.0
Escrow cash deposit		—	130	4.0
Loans granted		—	(170)	(5.2)

Net cash used in investing activities		(8,606)	(1,769)	(54.7)

CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options		305	378	11.7
Repurchases of ordinary shares		—	(5,150)	(159.2)

Net cash provided by/(used in) financing activities		305	(4,772)	(147.5)

Effect of exchange rate changes on cash and cash equivalents		(109)	581	18.0

Net change in cash and cash equivalents		(734)	3,957	122.3
Cash and cash equivalents at beginning of period		5,930	7,425	229.6

Cash and cash equivalents at end of period		5,196	11,382	351.9

Supplemental disclosure of cash flow information:
Cash paid for income taxes		1,457	2,173	67.2
Non-cash investing activities:
Change in accounts payable for property and equipment		252	179	5.5
Non-cash consideration from sale of equity securities	5	144	—	—
Non-cash consideration for purchase of equity securities		—	112	3.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Yandex N.V., together with its consolidated subsidiaries (together, the "Company"), is an internet and technology company and operates Russia's largest internet search engine. The Company generates substantially all of its revenues from online advertising. Until July 2013, it also generated revenues from online payment commissions through PS Yandex.Money LLC and its subsidiary NBCO Yandex.Money LLC (together, "Yandex.Money"). In July 2013, the Company completed its sale of a 75% less one ruble interest in Yandex.Money to OJSC Sberbank of Russia ("Sberbank") (Note 5).

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of Yandex LLC, incorporated in the Russian Federation in October 2000, and other subsidiaries.

The Company operates in a single segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included, and the Company believes that the disclosures are adequate to ensure the information is not misleading. Operating results for the three- and nine-month periods ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

The condensed consolidated balance sheet as of December 31, 2012 has been derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements.

The accompanying unaudited condensed consolidated financial statements for the three- and nine-month periods ended September 30, 2013 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2012. Our significant accounting policies have not changed since December 31, 2012.

  Use of Estimates in Interim Financial Statements

The preparation of interim financial statements, in conformity with U.S. GAAP for interim reporting, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to share-based compensation, accounts receivable allowances, valuation of assets and liabilities in business combinations, useful lives of intangible assets and property and equipment, impairment

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

assessments, contingencies and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

  Recently Adopted Accounting Pronouncements

Effective January 1, 2013, the Company adopted the Financial Accounting Standards Board ("FASB") accounting standards updates on disclosures about offsetting assets and liabilities and reporting of amounts reclassified out of accumulated other comprehensive income. The adoption of these updates did not have a significant impact on the Company's consolidated financial position, results of operations, cash flows or disclosures.

Effective January 1, 2013, the Company adopted the FASB accounting standards update on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. For other amounts not required to be reclassified in their entirety to net income in the same reporting period, a cross reference to other disclosures that provide additional detail about the reclassification amounts is required. The adoption of this update did not have a significant impact on the Company's consolidated financial position, results of operations, cash flows, or disclosures. Refer to Note 4 for disclosure of reclassifications for the three- and nine-month periods ended September 30, 2012 and 2013.

  Effect of Recently Issued Accounting Pronouncements

In July 2013, the FASB issued an accounting standards update on presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance is effective prospectively for reporting periods beginning after December 15, 2013. The Company does not expect the adoption of this guidance to have a material effect on its financial statements.

3. NET INCOME PER SHARE

Basic net income per Class A share and Class B share for the three- and nine-month periods ended September 30, 2012 and 2013 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period including restricted shares. Diluted net income per ordinary share is computed using the effect of outstanding share-based awards granted by the Company and described below (Note 16) ("Share-Based Awards") calculated using the "treasury stock" method.

The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

3. NET INCOME PER SHARE (Continued)

shares. The net income per share amounts are the same for Class A and Class B because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share-Based Awards excluded from the diluted net income per ordinary share computation, because their effect was antidilutive for the three- and nine-month periods ended September 30, 2012 and 2013 was 1,362,341 and 708,000 and 1,414,111 and 1,678,477, respectively.

The components of basic and diluted net income per share were as follows:

	For the three months ended September 30,
	2012		2013
	Class A	Class B	Class A	Class A	Class B	Class B
	RUR	RUR	RUR	$	RUR	$
Net income, allocated for basic	1,307	984	3,666	113.4	1,301	40.2
Reallocation of net income as a result of conversion of Class B to Class A shares	984	—	1,301	40.2	—	—
Reallocation of net income to Class B shares	—	6	—	—	12	0.4

Net income, allocated for diluted	2,291	990	4,967	153.6	1,313	40.6
Weighted average ordinary shares outstanding—basic	186,416,244	140,289,710	240,835,896	240,835,896	85,456,323	85,456,323
Dilutive effect of:
Conversion of Class B to Class A shares	140,289,710	—	85,456,323	85,456,323	—	—
Ordinary Share-Based Awards	9,026,394	4,791,086	7,427,417	7,427,417	2,750,706	2,750,706

Weighted average ordinary shares outstanding—diluted	335,732,348	145,080,796	333,719,636	333,719,636	88,207,029	88,207,029

Net income per share attributable to ordinary shareholders:
Basic	7.01	7.01	15.22	0.47	15.22	0.47

Diluted	6.82	6.82	14.88	0.46	14.88	0.46

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

3. NET INCOME PER SHARE (Continued)

	For the nine months ended September 30,
	2012		2013
	Class A	Class B	Class A	Class A	Class B	Class B
	RUR	RUR	RUR	$	RUR	$
Net income, allocated for basic	2,969	2,563	7,079	218.8	3,049	94.3
Reallocation of net income as a result of conversion of Class B to Class A shares	2,563	—	3,049	94.3	—	—
Reallocation of net income to Class B shares	—	15	—	—	29	0.9

Net income, allocated for diluted	5,532	2,578	10,128	313.1	3,078	95.2
Weighted average ordinary shares outstanding—basic	174,842,541	150,931,642	228,766,429	228,766,429	98,538,868	98,538,868
Dilutive effect of:
Conversion of Class B to Class A shares	150,931,642	—	98,538,868	98,538,868	—	—
Ordinary Share-Based Awards	9,553,643	5,368,573	8,037,308	8,037,308	3,389,026	3,389,026

Weighted average ordinary shares outstanding—diluted	335,327,826	156,300,215	335,342,605	335,342,605	101,927,894	101,927,894

Net income per share attributable to ordinary shareholders:
Basic	16.98	16.98	30.94	0.96	30.94	0.96

Diluted	16.50	16.50	30.20	0.93	30.20	0.93

4. COMPREHENSIVE INCOME

U.S. GAAP requires the reporting of comprehensive income in addition to net income. Comprehensive income includes foreign currency translation adjustments. For the three- and nine-month periods ended September 30, 2012 and 2013, total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Company and its subsidiaries domiciled outside of Russia into Russian rubles.

Accumulated other comprehensive income of RUR 961 as of December 31, 2012 and RUR 1,888 ($58.2) as of September 30, 2013 solely comprises cumulative foreign currency translation adjustments.

Reclassifications of losses out of accumulated other comprehensive income for the three- and nine-month periods ended September 30, 2013 were as follows:

		For the three months ended September 30,
	Location	2012	2013
		RUR	RUR	$
Foreign Currency Translation Adjustments	Other income, net	—	54	1.7

		For the nine months ended September 30,
	Location	2012	2013
		RUR	RUR	$
Foreign Currency Translation Adjustments	Other income, net	—	54	1.7

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

5. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

  Disposal in 2013

  Yandex.Money

In July 2013, the Company completed the sale of a 75% less one ruble interest in the charter capital of Yandex.Money to Sberbank for a cash consideration for RUR 1,964 ($60.7). A gain on sale and deconsolidation of the subsidiary in the amount of RUR 2,035 ($62.9) was recognized as other income, net.

The Company retained a non-controlling interest (25% plus one ruble) and significant influence over Yandex.Money's business as its electronic money system continues to be one of the primary payment means for the Company's advertising services. Accordingly, Yandex.Money's results of operations before the sale of a 75% less one ruble interest are classified within continuing operations and the remaining investment is accounted under the equity method within Investments in non-marketable equity securities.

Yandex.Money's assets held for sale and liabilities related to assets held for sale as of December 31, 2012 and July 4, 2013 (the date of sale) consisted of the following:

	December 31, 2012	July 4, 2013	July 4, 2013
	RUR	RUR	$
Assets held for sale
Cash and cash equivalents	1,164	1,195	36.9
Term deposits	150	280	8.7
Funds receivable, net	190	192	5.9
Goodwill	378	378	11.7
Other	142	120	3.7

Total assets held for sale	2,024	2,165	66.9

Liabilities related to assets held for sale
Funds payable and amounts due to customers	1,596	1,653	51.1
Other	23	51	1.6

Total liabilities related to assets held for sale	1,619	1,704	52.7

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

5. BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (continued)

  Acquisition in 2012

  Seismotech

In July 2012, the Company completed the acquisition of a 25% ownership interest in Seismotech LLC ("Seismotech"), a Russian-based geophysical data processing company, for RUR 27. The Company also has a 3-year option to buy another 25% interest in Seismotech at a fixed price that is accounted for at fair value (Notes 10 and 11). The Company exercises significant influence over Seismotech and accordingly accounts for this investment under the equity method.

  Disposal in 2012

  Face.com

In July 2012, the Company completed the sale of its ownership interest in Face.com, Inc. (formerly Vizi Information Labs Ltd. ("Vizi Labs")) to a subsidiary of Facebook, Inc. ("Facebook") for a cash consideration of RUR 174 and 142,479 shares of Facebook. A gain on sale in the amount of RUR 234 was recognized as other income, net.

6. CASH AND CASH EQUIVALENTS, NON-CURRENT RESTRICTED CASH

Cash and cash equivalents as of December 31, 2012 and September 30, 2013 consisted of the following:

	December 31, 2012	September 30, 2013	September 30, 2013
	RUR	RUR	$
Cash	926	2,772	85.7
Cash equivalents:
Bank deposits	5,530	2,494	77.1
Investments in money market funds	969	6,116	189.1

Total cash and cash equivalents	7,425	11,382	351.9

Non-current restricted cash as of December 31, 2012 and September 30, 2013 consisted of the cash reserved in a special escrow account to pay for the contingent consideration in relation to the acquisition of SPB Software group in November 2011.

7. ACCOUNTS RECEIVABLE, NET

Accounts receivable as of December 31, 2012 and September 30, 2013 consisted of the following:

	December 31, 2012	September 30, 2013	September 30, 2013
	RUR	RUR	$
Trade receivables	1,842	2,349	72.6
Allowance for doubtful accounts	(75)	(63)	(1.9)

Total accounts receivable, net	1,767	2,286	70.7

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

8. OTHER CURRENT AND NON-CURRENT ASSETS

Other current assets as of December 31, 2012 and September 30, 2013 consisted of the following:

	December 31, 2012	September 30, 2013	September 30, 2013
	RUR	RUR	$
VAT reclaimable	502	568	17.6
Interest receivable	558	234	7.2
Prepaid taxes	18	132	4.1
Other receivables	85	107	3.3
Inventory	8	3	0.1
Other	46	36	1.1

Total other current assets	1,217	1,080	33.4

Other non-current assets as of December 31, 2012 and September 30, 2013 consisted of the following:

	December 31, 2012	September 30, 2013	September 30, 2013
	RUR	RUR	$
Interest receivable	—	805	24.9
Loans to employees	199	367	11.3
Other receivables	68	158	4.9
Marketable securities (Note 9)	39	—	—
Other	36	114	3.5

Total other non-current assets	342	1,444	44.6

9. INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investments in debt securities as of December 31, 2012 and September 30, 2013 consisted of the following:

	December 31, 2012	September 30, 2013	September 30, 2013
	RUR	RUR	$
Capital protected index-linked note (Note 11)	2,378	—	—
Credit-linked notes	2,430	2,588	80.0
Other	2	1	—

Total investments in debt securities	4,810	2,589	80.0

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

9. INVESTMENTS IN DEBT AND EQUITY SECURITIES (Continued)

Investments in equity securities as of December 31, 2012 and September 30, 2013 consisted of the following:

	December 31, 2012	September 30, 2013	September 30, 2013
	RUR	RUR	$
Blekko	456	597	18.5
Yandex.Money (Note 5)	—	585	18.1
Seismotech (Note 5)	35	36	1.1
Other	9	14	0.4

Total investments in non-marketable equity securities	500	1,232	38.1

Marketable securities of RUR 76 and RUR 79 ($2.4) and non-current marketable securities of RUR 39 and nil as of December 31, 2012 and September 30, 2013, respectively, are comprised of shares of Facebook received in connection to the sale of Face.com (Note 5). The non-current portion of marketable securities is presented within other non-current assets within the consolidated balance sheet.

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not enter into derivative arrangements for hedging, trading or speculative purposes. However, some of the Company's contracts have embedded derivatives that are bifurcated and accounted for separately from the host agreements. None of these derivatives are designated as hedging instruments.

The Company recognizes such derivative instruments as either assets or liabilities on the accompanying consolidated balance sheets at fair value and records changes in the fair value of the derivatives in the accompanying consolidated statements of income as other income, net.

The fair value of derivative instruments as of December 31, 2012 and September 30, 2013 is as follows:

	Balance Sheet Location	December 31, 2012	September 30, 2013	September 30, 2013
		RUR	RUR	$
Derivative assets:
Foreign exchange contracts	Investments in debt securities	12	—	—
Equity purchase contracts	Investments in non-marketable equity securities	8	22	0.7

Total derivative assets		20	22	0.7

Derivative liabilities:
Foreign exchange contracts	Accounts payable and accrued liabilities	1	—	—
Foreign exchange contracts	Other accrued liabilities	49	20	0.6

Total derivative liabilities		50	20	0.6

The effect of derivative instruments not designated as hedging instruments on income for the nine month periods ended September 30, 2012 and 2013 amounted to a loss of RUR 31 and a gain of RUR 17 ($0.5), respectively.

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

11. FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1—observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3—inputs for the asset or liability that are not based on observable market data (unobservable inputs). The fair value of financial assets and liabilities as of December 31, 2012 consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Level 3	Total
	RUR	RUR	RUR	RUR
Assets
Cash equivalents:
Bank deposits(1)	—	5,530	—	5,530
Investments in money market funds	969	—	—	969
Term deposits, current	—	4,629	—	4,629
Term deposits, non-current	—	10,330	—	10,330
Marketable securities, current(2)	76	—	—	76
Marketable securities, non-current(2)	39	—	—	39
Restricted cash	214	—	—	214
Loans to employees	—	199	—	199
Derivative contracts (Notes 5, 10)(2)	—	—	8	8
Capital protected index-linked note—host contract (Note 9)	—	2,366	—	2,366
Capital protected index-linked note—derivative(2) (Note 9)	—	12	—	12

	1,298	23,066	8	24,372

Liabilities
Derivative contracts(2)	—	50	—	50

(1)
Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

(2)
Amounts are measured at fair value on a recurring basis.

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

11. FAIR VALUE MEASUREMENTS (Continued)

The fair value of financial assets and liabilities as of September 30, 2013 consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Level 3	Total	Total
	RUR	RUR	RUR	RUR	$
Assets
Cash equivalents:
Bank deposits(1)	—	2,494	—	2,494	77.1
Investments in money market funds	6,116	—	—	6,116	189.1
Term deposits, current	—	470	—	470	14.5
Term deposits, non-current	—	17,330	—	17,330	535.8
Marketable securities, current(2)	79	—	—	79	2.4
Restricted cash	93	—	—	93	2.9
Loans to employees	—	367	—	367	11.3
Loans granted	—	169	—	169	5.2
Derivative contracts (Notes 5, 10)(2)	—	—	22	22	0.7

	6,288	20,830	22	27,140	839.0

Liabilities
Derivative contracts(2)	—	20	—	20	0.6

(1)
Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

(2)
Amounts are measured at fair value on a recurring basis.

The fair values of the Company's Level 1 financial assets are based on quoted market prices of the identical underlying securities. The fair values of the Company's Level 2 financial assets and liabilities are based on quoted prices and market observable data of similar instruments.

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy during the three- and nine-month periods ended September 30, 2012 and 2013.

The total gains attributable to bank deposits and investments in money market funds amounted to RUR 610 and RUR 1,234 ($38.2) for the nine-month periods ended September 30, 2012 and 2013, respectively. Such amounts are included in interest income in the consolidated statements of income.

The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the nine-month periods ended September 30, 2012 and 2013. The Company measures at fair value nonfinancial assets and liabilities recognized as a result of business combinations.

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

11. FAIR VALUE MEASUREMENTS (Continued)

The Company measures the fair value of investments in debt instruments carried at amortized cost for disclosure purposes. The carrying amounts and fair values of debt securities as of December 31, 2012 and September 30, 2013 were as follows:

	December 31, 2012
			September 30, 2013
	Carrying amount
		Fair value	Carrying amount		Fair value
	RUR	RUR	RUR	$	RUR	$
Credit-linked notes	2,430	2,404	2,588	80.0	2,575	79.6

Total	2,430	2,404	2,588	80.0	2,575	79.6

The Company does not estimate the fair value of non-marketable equity investments carried at cost because it did not identify events or changes in circumstances that might have had a significant adverse effect on the fair value of these investments. Furthermore, the Company believes it is not practicable to estimate the fair value of these equity investments since quoted market prices are not available and the cost of obtaining independent valuations appears excessive considering the materiality of the investments to the Company.

12. PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation and amortization, as of December 31, 2012 and September 30, 2013 consisted of the following:

	December 31, 2012	September 30, 2013	September 30, 2013
	RUR	RUR	$
Servers and network equipment	7,517	9,394	290.4
Infrastructure systems	3,092	3,295	101.9
Land and buildings	823	995	30.8
Office furniture and equipment	731	910	28.1
Leasehold improvements	577	625	19.3
Other equipment	82	64	1.9
Assets not yet in use	568	1,021	31.6
Purchased technologies and licenses	1,598	2,163	66.9

Total	14,988	18,467	570.9
Less: accumulated depreciation and amortization	(6,893)	(9,497)	(293.6)

Total property and equipment, net	8,095	8,970	277.3

Assets not yet in use primarily represent computer equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements in the amount of RUR 26 and RUR 17 ($0.5) are included in assets not yet in use as of December 31, 2012 and September 30, 2013, respectively.

Depreciation expenses related to property and equipment, except for purchased technologies and licenses, for the nine-month periods ended September 30, 2012 and 2013 amounted to RUR 1,795

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

12. PROPERTY AND EQUIPMENT, NET (Continued)

and RUR 2,303 ($71.2), respectively. Amortization expenses related to purchased technologies and licenses for the nine-month periods ended September 30, 2012 and 2013 amounted to RUR 227 and RUR 336 ($10.4), respectively.

Estimated amortization expense over the next five years for purchased technologies and licenses included in property and equipment, net as of September 30, 2013 are as follows:

	RUR	$
For the year ending December 31, 2013	115	3.6
For the year ending December 31, 2014	424	13.1
For the year ending December 31, 2015	362	11.2
For the year ending December 31, 2016	237	7.3
For the year ending December 31, 2017	140	4.3
Thereafter	29	0.9

Total	1,307	40.4

13. INTANGIBLE ASSETS, NET

Intangible assets, net of amortization, as of December 31, 2012 and September 30, 2013 consisted of the following intangible assets acquired as part of business combinations:

	December 31, 2012			September 30, 2013
	Cost	Less: Accumulated amortization	Net carrying value	Cost	Less: Accumulated amortization	Net carrying value	Net carrying value
	RUR	RUR	RUR	RUR	RUR	RUR	$
Software	283	(114)	169	297	(143)	154	4.7
Patents and licenses	161	(66)	95	166	(96)	70	2.2
Customer relationships	62	(13)	49	66	(17)	49	1.5
Contracts with suppliers	23	(19)	4	23	(21)	2	0.1
Non-compete agreements	17	(11)	6	15	(15)	—	—

Total intangible assets	546	(223)	323	567	(292)	275	8.5

Amortization expenses of intangible assets for the nine-month periods ended September 30, 2012 and 2013 were RUR 69 and RUR 66 ($2.0), respectively.

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

13. INTANGIBLE ASSETS, NET (Continued)

Estimated amortization expense over the next five years for intangible assets included in the accompanying consolidated balance sheet as of September 30, 2013 are as follows:

	RUR	$
For the year ending December 31, 2013	20	0.7
For the year ending December 31, 2014	49	1.5
For the year ending December 31, 2015	44	1.4
For the year ending December 31, 2016	44	1.3
For the year ending December 31, 2017	44	1.3
Thereafter	74	2.3

Total	275	8.5

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2012 and September 30, 2013 comprise the following:

	December 31, 2012	September 30, 2013	September 30, 2013
	RUR	RUR	$
Trade accounts payable and accrued liabilities	2,081	2,572	79.5
Salary and other compensation expenses payable/accrued to employees	432	751	23.2

Total accounts payable and accrued liabilities	2,513	3,323	102.7

15. COMMITMENTS AND CONTINGENCIES

  Lease and Other Commitments

In December 2008, the Company signed an agreement for a ten-year lease of office space in Moscow. In April 2011, the Company entered into two more lease agreements to increase the size of its rented office space located in its headquarters complex in Moscow for the remaining period of the original lease.

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

15. COMMITMENTS AND CONTINGENCIES (Continued)

As of September 30, 2013, future minimum lease payments due under this lease and other non-cancellable operating leases for more than one year are as follows:

Payments due in the years ending December 31,	10-year Moscow lease	Other leases	Total	Total
	RUR	RUR	RUR	$
2013	270	178	448	13.9
2014	1,108	616	1,724	53.3
2015	1,138	345	1,483	45.8
2016	1,169	167	1,336	41.3
2017	1,166	59	1,225	37.9
2018 and thereafter	426	19	445	13.7

Total	5,277	1,384	6,661	205.9

For the purposes of the disclosure above, the Company assumed the full 10-year period of the lease and no changes in the rented space or rental price.

For the nine-month periods ended September 30, 2012 and 2013, rent expenses under operating leases totaled approximately RUR 1,229 and RUR 1,308 ($40.4), respectively.

  Copyright Infringement Claims

In the ordinary course of business, the Company is a party to various legal proceedings, and subject to claims, certain of which relate to copyright infringement. The Company believes that its liability, if any, in all such pending litigation, other legal proceedings or other matters will not have a material effect upon its financial condition, results of operations or the liquidity of the Company.

  Environment and Current Economic Situation

Emerging markets such as Russia are subject to different risks than more developed markets, including economic, political and social, and legal and legislative risks. Laws and regulations affecting businesses continue to change rapidly and tax and regulatory frameworks are subject to varying interpretations.

In particular, taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. In addition to the obligations shown in the lease commitments section above, approximately RUR 18 ($0.6) of unrecognized tax benefits have been recorded as liabilities, and the Company is uncertain as to if or when such amounts may be settled. Related to unrecognized tax benefits, the Company has also recorded a liability for potential penalties of RUR 2 ($0.1) and interest of RUR 2 ($0.1). As of September 30, 2013, except for the income tax contingencies described above, the Company accrued RUR 14 ($0.4) for contingencies related to non-income taxes.

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

15. COMMITMENTS AND CONTINGENCIES (Continued)

The future economic direction of Russia is heavily influenced by the fiscal and monetary policies adopted by the government, together with developments in the legal, regulatory, and political environment.

Because Russia produces and exports large volumes of oil and gas, the Russian economy is particularly sensitive to the price of oil and gas on the world market.

16. SHARE-BASED COMPENSATION

  Employee Equity Incentive Plan

The Company has granted Share-Based Awards to employees and consultants of the Company pursuant to its Third Amended and Restated 2007 Equity Incentive Plan (the "2007 Plan").

The following table summarizes awards activity for the Company under the 2007 Plan:

	Options		Share Appreciation Rights ("SARs")		Restricted Share Units ("RSUs")
	Quantity	Weighted average exercise price per share	Quantity	Weighted average exercise price per share	Quantity	Weighted average exercise price per share
Outstanding as of January 1, 2013	10,133,771	$4.42	901,265	$20.21	1,871,703	—

Granted	28,000	27.74	670,000	32.14	776,130	—
Exercised	(3,648,314)	3.31	(54,025)	19.33	(103,404)	—
Forfeited	(100,143)	6.13	(4,825)	20.99	(79,419)	—
Cancelled	—	—	(250)	20.99	(128)	—

Outstanding as of September 30, 2013	6,413,314	$5.12	1,512,165	$25.52	2,464,882	—

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

16. SHARE-BASED COMPENSATION (Continued)

The following table summarizes information about outstanding and exercisable awards under the 2007 Plan as of September 30, 2013:

		Awards Outstanding			Awards Exercisable
Exercise Price ($)	Type of award	Number outstanding	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value	Number exercisable	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
0.83	Option	455,000	1.75	$16.2	455,000	1.75	$16.2
2.16	Option	879,018	2.77	30.1	879,018	2.77	30.1
2.74	Option	725,300	3.65	24.4	725,300	3.65	24.4
3.40	Option	465,700	4.34	15.4	465,700	4.34	15.4
3.43	Option	262,845	5.63	8.7	262,845	5.63	8.7
3.51	Option	869,089	6.12	28.6	789,839	6.12	26.0
4.16	Option	952,068	6.68	30.7	650,318	6.68	21.0
8.77	Option	1,608,294	7.10	44.5	943,294	7.10	26.1
25.00	Option	168,000	7.65	1.9	94,500	7.65	1.0
27.74	Option	28,000	9.65	0.2	—	—	—

Total Options		6,413,314	5.30	200.7	5,265,814	4.93	168.9
16.95	SARs	9,375	8.22	0.2	4,102	8.22	0.1
18.44	SARs	—	—	—	—	—	—
19.00	SARs	325,000	8.82	5.7	37,500	8.82	0.7
20.99	SARs	87,790	8.17	1.3	34,189	8.17	0.5
21.05	SARs	400,000	9.13	6.1	—	—	—
23.19	SARs	20,000	8.43	0.3	7,500	8.43	0.1
23.29	SARs	50,000	9.13	0.7	—	—	—
32.85	SARs	620,000	9.82	2.2	—	—	—

Total SARs		1,512,165	9.28	16.5	83,291	8.49	1.4
nil	RSUs	2,464,883	9.05	89.8	282,741	8.56	10.3

Total		10,390,362	6.77	$307.0	5,631,846	5.17	$180.6

The following table summarizes information about non-vested share awards under the 2007 Plan:

	Options		SARs		RSUs
	Quantity	Weighted Average Grant Date Fair Value	Quantity	Weighted Average Grant Date Fair Value	Quantity	Weighted Average Grant Date Fair Value
Non-vested as of January 1, 2013	2,338,561	$4.37	873,449	$10.43	1,788,352	$19,23

Granted	28,000	13.46	670,000	15.50	776,130	27.30
Vested	(1,118,918)	3.82	(109,750)	10.54	(302,921)	18.42
Forfeited	(100,143)	3.73	(4,825)	12.45	(79,419)	21.71

Non-vested as of September 30, 2013	1,147,500	$5.19	1,428,874	$12.83	2,182,142	$22.13

At September 30, 2013, there was RUR 1,932 ($59.7) of unamortized share-based compensation expense related to unvested share options, RSUs and SARs which is expected to be recognized over a weighted average period of 3.04 years. The Company expects that all but an insignificant

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

16. SHARE-BASED COMPENSATION (Continued)

portion of options and SARs outstanding will vest and therefore has not applied a forfeiture rate in estimating the total awards expected to vest. The Company expects 1,898,184 out of 2,182,142 RSUs to vest after September 30, 2013. To the extent the actual forfeiture rate is different from the Company's estimate, share-based compensation related to these awards will be different from our expectations.

  Ex-Plan Options

In January 2009, the Company hired certain former sales and product development employees of Mediaselling LLC ("Mediaselling"). The Company granted some of these former Mediaselling employees performance-based options to purchase an aggregate of 378,000 Class A shares.

The following table summarizes activity for these ex-plan options:

	Quantity	Weighted Average Exercise Price
Outstanding as of January 1, 2013	273,690	€0.01

Exercised	(231,940)	0.01
Cancelled	(2,800)	0.01

Outstanding as of September 30, 2013	38,950	€0.01

The following table summarizes information about non-vested ex-plan share options:

	Quantity	Weighted Average Grant Date Fair Value
Non-vested as of January 1, 2013	152,600	$3.42

Vested	(149,800)	3.42
Cancelled	(2,800)	3.42

Non-vested as of September 30, 2013	—	—

As of September 30, 2013, these ex-plan options have a remaining contractual life of 5.62 years; 38,950 outstanding and exercisable ex-plan options have an intrinsic value of RUR 46 ($1.4).

At September 30, 2013, there was no unamortized share-based compensation expense related to unvested ex-plan options.

  Ex-plan RSUs

In November 2011, the Company acquired SPB Software Group and subsequently granted 25,000 RSUs to some of the former SPB Software employees. As of September 30, 2013, these ex-plan RSUs have a remaining contractual life of 8.22 years; 20,250 of these outstanding RSUs have an intrinsic value of RUR 24 ($0.7); 8,438 exercisable ex-plan RSUs have an intrinsic value of RUR 10 ($0.3). These RSUs had a grant date fair value of $16.94 per share, resulting in unamortized share-based compensation expense of RUR 6 ($0.2) that is expected to be recognized over a 2.25 year period.

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

16. SHARE-BASED COMPENSATION (Continued)

  Share-Based Compensation Expense

The Company recognized share-based compensation expense of RUR 261 and RUR 531 ($16.4) for the nine- month periods ended September 30, 2012 and 2013, respectively. The Company recognized RUR 3 and RUR 6 ($0.2) in related tax benefits for the nine months ended September 30, 2012 and 2013, respectively.

17. INFORMATION ABOUT REVENUES & GEOGRAPHIC AREAS

The Company's revenues consist of the following, for the three- and nine-month periods ended September 30, 2012 and 2013, respectively:

	Three months ended September 30,			Nine months ended September 30,
	2012	2013	2013	2012	2013	2013
	RUR	RUR	$	RUR	RUR	$
Advertising revenue(1):
Text-based advertising:
Yandex websites	5,255	7,011	216.8	14,429	19,578	605.3
Yandex ad network websites	1,284	2,339	72.3	3,436	5,055	156.3

Total text-based advertising	6,539	9,350	289.1	17,865	24,633	761.6
Display advertising	580	782	24.2	1,628	2,227	68.8

Total advertising revenue	7,119	10,132	313.3	19,493	26,860	830.4

Online payment commissions	133	7	0.2	374	394	12.2
Other revenues	21	79	2.4	81	162	5.0

Total revenues	7,273	10,218	315.9	19,948	27,416	847.6

(1)
The Company records revenue net of VAT, commissions and discounts. Because it is impractical to track commissions and discounts for text-based advertising revenues generated on Yandex websites and on those of the Yandex ad network members separately, the Company has allocated commissions and discounts between its Yandex websites and the Yandex ad network websites proportionately to their respective gross revenue contributions.

Revenues by geography are based on the billing address of the advertiser. The following table sets forth revenues and long-lived assets other than financial instruments and deferred tax assets by geographic area:

	Three months ended September 30,
	2012	2013	2013
	RUR	RUR	$
Revenues:
Russia	6,893	9,443	291.9
Rest of the world	380	775	24.0

Total revenues	7,273	10,218	315.9

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In millions of Russian rubles and U.S. dollars, except share and per share data)

17. INFORMATION ABOUT REVENUES & GEOGRAPHIC AREAS (Continued)

	Nine months ended September 30,
	2012	2013	2013
	RUR	RUR	$
Revenues:
Russia	18,961	25,599	791.4
Rest of the world	987	1,817	56.2

Total revenues	19,948	27,416	847.6

	December 31, 2012	September 30, 2013	September 30, 2013
	RUR	RUR	$
Long-lived assets, net:
Russia	8,447	8,993	278.0
US	1,043	898	27.8
Rest of the world	408	997	30.8

Total long-lived assets, net	9,898	10,888	336.6

18. SUBSEQUENT EVENTS

In October 2013, the Company completed the acquisition of a 100% ownership interest in KinoPoisk LLC and its subsidiaries ("KinoPoisk"), operating a Russian-language website dedicated to movies, television programs and celebrities, for a cash consideration $80.0 million (RUR 2,577 at the exchange rate as of the acquisition date) paid in full upon closing of the deal, including $3.0 million (RUR 97) paid to escrow account. KinoPoisk is expected to give the Company additional opportunities for placing customers' advertising. The acquisition will be accounted for as a business combination and, accordingly, the total purchase price will be allocated to the tangible and intangible assets acquired and the liabilities assumed based on their respective fair values as of the acquisition date. The Company is currently working on the preliminary purchase price allocation and expects it to be completed by the end of 2013.

In November and December 2013, the Company granted RSUs and SARs to purchase an aggregate of 526,650 and 135,000 Class A shares to its employees, respectively, pursuant to the 2007 Plan.

From October 1 through December 9, 2013, the Company repurchased approximately 2,063,522 Class A shares at an average price of $38.19 per share, for a total amount of RUR 2,558.

QuickLinks

  Exhibit 99.2
YANDEX N.V. INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
YANDEX N.V. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In millions of Russian rubles ("RUR") and U.S. dollars ("$"), except share and per share data)
YANDEX N.V. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (In millions of Russian rubles and U.S. dollars, except share and per share data)
YANDEX N.V. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (In millions of Russian rubles and U.S. dollars, except share and per share data)
YANDEX N.V. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Russian rubles and U.S. dollars)
YANDEX N.V. NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In millions of Russian rubles and U.S. dollars, except share and per share data)